UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Webzen Inc.
(Name of Issuer)

Common Shares, 500 Won per share
(Title of Class of Securities)

94846M102
(CUSIP Number)

Daelim Acrotel Building 6th Floor 467-6 Dogok-Dong, Kangnam-Gu Seoul, Korea 135-971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Nam-Ju Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 813,279 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 813,279 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 1,364,592 Common Shares owned by NHN Games Co.,Ltd and 2,027,764 Common Shares collectively owned by Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi, Hyung-Cheol Kim and Woori Investment Security Co., Ltd is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Nam-Ju Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Ki-Yong Cho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 600,000 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 1,364,592 Common Shares owned by NHN Games Co.,Ltd. and 2,241,043 Common Shares collectively owned by Nam-Ju Kim, Kil-Saup Song, Yong-Seo Choi, Hyung-Cheol Kim and Woori Investment Security Co., Ltd is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Ki-Yong Cho may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ki-Yong Cho that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Kil-Saup Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,491 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 622,491 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 1,364,592 Common Shares owned by NHN Games Co.,Ltd. and 2,218,552 Common Shares collectively owned by Ki-Yong Cho, Nam-Ju Kim, Young-Seo Choi, Hyung-Cheol Kim and Woori Investment Security Co., Ltd is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Kil-Saup Song may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kil-Saup Song that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Yong-Seo Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,224 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 4,224 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 1,364,592 Common Shares owned by NHN Games Co.,Ltd. and 2,836.819 shares of Cmmon Stock collectively owned by Ki-Yong Cho, Kil-Saup Song, Nam-Ju Kim, Hyung-Cheol Kim and Woori Investment Security Co., Ltd is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and YoungSeo Choi may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by YoungSeo Choi that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Hyung-Cheol Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,400 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 3,400 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 1,364,592 Common Shares owned by NHN Games Co., Ltd. and 2,837,643 Common Shares collectively owned by Ki-Yong Cho, Kil-Saup Song, Young-Seo Choi, Nam-Ju Kim and Woori Investment Security Co., Ltd is being reported hereunder because Nam-Ju Kim may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Hyung-Cheol Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hyung-Cheol Kim that it is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS Woori Investment Security Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,649 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 797,649 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Beneficial ownership of (i) 2,043,394 Common Shares owned by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim (the “Individuals”) and (ii) 1,364,592 Common Shares owned by NHN Games Co., Ltd. is being reported hereunder because Woori Investment Security Co., Ltd. Ltd  may be deemed to have formed a group with the Individuals and NHN Games Co., Ltd. as a result of the arrangement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Woori Investment Security Co., Ltd. that it is the beneficial owner of any Common Shares owned by the Individuals or NHN Games Co., Ltd. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102	13D

1	NAME OF REPORTING PERSONS NHN Games Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,364,592 Common Shares
	8	SHARED VOTING POWER 4,205,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 1,364,592 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Beneficial ownership of (i) 2,043,394 Common Shares owned by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim (the “Individuals”) and (ii) 797,649 Common Shares owned by Woori Investment Security Co., Ltd is being reported hereunder because NHN Games Co., Ltd. may be deemed to have formed a group with the Individuals and Woori Investment Security Co., Ltd. as a result of the arrangement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NHN Games Co., Ltd. that it is the beneficial owner of any Common Shares owned by the Individuals or Woori Investment Security Co., Ltd. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, par value ~~W~~500 per share (the “Common Shares”), of Webzen, Inc., a company incorporated with limited liability under the laws of the Republic of Korea (the “Issuer”).  The principal executive office of the Issuer is located at Daelim Acrotel Building 6th Floor 467-6 Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (i) Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi, and Hyung-Cheol Kim (“Individual Reporting Persons”), (ii) Woori Investment & Securities Co., Ltd. (“Woori I&S”) and (iii) NHN Games Co., Ltd. (“NHN Games,” together with “Woori I&S”, the Institutional Reporting Persons”, and the Individual Reporting Persons together with the Institional Reporting Persons, the “Reporting Persons”). A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.

Individual Reporting Persons

Each of the Individual Reporting Persons recently was or currently is a Director and/or a member of the senior management of the Issuer. Due to this relationship, the Individual Reporting Persons are deemed to co-hold the Common Shares under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Below is the name, business address, present principal occupation or employment and citizenship of each of the Individual Reporting Persons, as of the date hereof.

Name	Residence or business address	Present principal occupation	Citizenship

Nam-Ju Kim	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	President, CEO and Director of the Issuer	Korea
Ki-Yong Cho	Joongwon Building 8th Fl, 158-3 Sokchon-Dong Songpa-Gu, Seoul Korea 138-190	CEO of Reloaded Studios, Inc.	Korea
Kil-Saup Song	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	Director of the Issuer	Korea
Yong-Seo Choi	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	Chief Operating Officer and Director of the Issuer	Korea
Hyung-Cheol Kim	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	CFO and Director of the Issuer	Korea

Institutional Reporting Persons

Woori I&S

Woori I&S is a Korean securities firm providing a range of financial services including securities trading and brokerage services, wealth management services, financial consulting services and investment banking services. The address of the principal office of Woori I&S is Woori Investment & Securities Bldg., 23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea. Woori I&S is a public company with Common Shares listed on the Korea Exchange. Set forth in Schedule A hereto, which is incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of Woori I&S, as of the date hereof.

NHN Games

NHN Games is a developer of massively-multiplayer online games (“MMOGs”) and is a subsidiary of NHN Corporation, an operator of Naver, an Internet search engine and an online game portal, based in Korea. The address of the principal office of NHN Games is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. NHN Games is a privately owned company and is not listed on any exchanges. Set forth in Schedule B hereto, which is incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of NHN Games, as of the date hereof.

During the past five years, neither the Institutional Reporting Persons nor, to the Institutional Reporting Persons’ knowledge, any person named in Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Institutional Reporting Persons nor, to the Institutional Reporting Persons’ knowledge, any person named in Schedules A and B hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

Each of the Institutional Reporting Persons obtained its funds for the purchase of Common Shares of Webzen from their respective working capital.

Item 4. Purpose of Transaction

Description of the Transactions

Woori I&S

On July 10, 2007, Woori I&S purchased 497,649 Common Shares, equivalent to 3.8% of the then outstanding Common Shares, from the Issuer through a block trade after the close of KOSDAQ Market Division of Korea Exchange (“KOSDAQ”). The total amount paid by Woori I&S for the 497,649 shares was ~~W~~7,962,384,000, or ~~W~~16,000 per share.

On December 21, 2007, Woori I&S, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim each executed and delivered a power of attorney appointing Nam-Ju Kim as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 200-2 of the Securities and Exchange Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ.

On December 26, 2007, Woori I&S purchased 150,000 Common Shares from the Issuer through a block trade after the close of KOSDAQ. The total amount paid by Woori I&S for the 150,000 shares was ~~W~~1,710,000,000, or ~~W~~11,400 per share.

On December 28, 2007, Woori I&S purchased 150,000 Common Shares from the Issuer through a block trade after the close of KOSDAQ. The total amount paid by Woori I&S for the 150,000 shares was ~~W~~1,860,000,000, or ~~W~~12,400 per share. After the purchase on December 28, 2007, Woori I&S held 797,649 Common Shares, representing 6.2% of the outstanding Common Shares.

Woori I&S has purchased the Common Shares for investment purpose based on the Issuer’s future business prospect. Woori I&S has an arrangement (the “Arrangement”) with Nam-Ju Kim that Woori I&S and Nam-Ju Kim would vote together on the following matters:

•	elections and dismissals of directors;
•	amendments to the article of incorporation regarding the organization of the Issuer including any change to the board of directors;
•	changes to the capital of the Issuer;
•	approvals of dividend plans;
•	mergers and spin-offs;
•	general share exchanges or stock transfers;
•	transfers or acquisitions of significant business operations;
•	disposals of significant assets; and
•	dissolution of the Issuer.

In addition, there is an understanding between Woori I&S and the Issuer that Woori I&S would provide advice to the Issuer regarding strategic planning and management of the Issuer, without directly participating in the management of the Issuer or have a representative on the Issuer’s board of directors.

The Common Shares held by Woori I&S, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim are deemed to be co-held by Nam-Ju Kim under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.  There were no changes to the dividend policy, the article of incorporation, bylaws or any other corporate document in relation to sales of Common Shares to Woori I&S on July 10, December 26 and December 28 of 2007.

NHN Games

From May 28, 2008 to June 11, 2008, NHN Games purchased 40,592 of Webzen’s Common Shares, equivalent to 0.3% of Webzen’s outstanding Common Shares, on the KOSDAQ market. The total amount paid by NHN Games for 40,592 shares was ~~W~~500,297,152 or ~~W~~12,325 per share.

On June 11, 2008, NHN Games purchased 821,000 shares of Webzen’s Common Shares, equivalent to 6.3% of Webzen’s outstanding Common Shares, from Neowave Co.,Ltd through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 821,000 shares was ~~W~~10,262,500,000, or ~~W~~12,500 per share.

On June 11, 2008, NHN Games purchased 343,000 Common Shares from Liveplex Co.,Ltd through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 343,000 shares was ~~W~~4,527,600,000 or ~~W~~ 13,200 per share.

On June 11, 2008, NHN Games purchased 160,000 Common Shares from Hyunsuk Ko through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 160,000 shares was ~~W~~1,920,000,000, or ~~W~~12,000 per share.

After the purchase on June 11, 2008, NHN Games held 1,364,592 Common Shares, representing 10.52% of Webzen’s outstanding Common Shares.  The Common Shares held by NHN Games are deemed to be co-held by Nam-Ju Kim under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Purpose

Depending upon overall market conditions, other investment opportunities available to the Institutional Reporting Persons and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, each of the Institutional Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as each of them may deem advisable.

Each of the Institutional Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer (the “Board”) concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s Common Share, conditions in the securities markets and general economic and industry conditions, the Institutional Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Issuer, purchasing additional Common Shares, selling some or all of the Common Shares owned by the Institutional Reporting Persons, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with the Institutional Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, none of the Institutional Reporting Persons has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) There were 12,974,000 Common Shares outstanding (including treasury stock) as of the date hereof.

Nam-Ju Kim individually owns 813,279 shares or 6.3% of the outstanding Common Shares. Due to the Arrangement and the relationship with other Individual Reporting Persons as described above, Nam-Ju Kim may be deemed to beneficially own the Common Shares held by Woori I&S, NHN Games, Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim for purposes of Rule 13d-3 under the Exchange Act, in which case, his beneficial ownership represents 4,205,635 shares or 32.42% of the outstanding Common Shares. Nam-Ju Kim has the sole power to vote and dispose 813,279 Common Shares and has the shared power to vote 4,205,635 Common Shares. He does not have shared power to dispose the Common Shares owned by others.

Each of Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim individually owns 600,000 shares or 4.62% of the outstanding Common Shares, 622,491 shares or 4.8% of the outstanding Common Shares, 16,224 shares or 0.13% of the outstanding Common Shares and 8,400 shares or 0.06% of the outstanding Common Shares, respectively. Due to the relationship among Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim, the Individual Reporting Persons may be deemed to have formed a group under Section 13(d)(3) of the Exchange Act and deemed to beneficially own the Common Shares beneficially owned by other Individual Reporting Persons for purposes of Rule 13d-3 under the Exchange Act. Each of Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim has sole power to vote and dispose the Common Shares they individually own as described above.  Due to the Arrangement and the relationship between Nam-Ju Kim and NHN Games, as a group, they may be deemed to have shared power to vote 4,205,635 Common Shares. Each of Ki-Yong Cho, Kil-Saup Song, Yong-Seo Choi and Hyung-Cheol Kim does not have shared power to dispose the Common Shares owned by others.

Woori I&S owns 797,649 shares or 6.2% of the outstanding Common Shares and NHN Games owns 1,364,592 Common Shares, representing 10.52% of the outstanding Common Shares.  Under the Arrangement, Woori I&S may influence the voting of Nam-Ju Kim and may be deemed to beneficially own the Common Shares beneficially owned by Nam-Ju Kim for purposes of Rule 13d-3 under the Exchange Act. Woori I&S has the sole power to vote and dispose 797,649 Common Shares and NHN Games has the sole power to vote and dispose 797,649 Common Shares and NHN Games has the sole power tovote and dispose 1,364,592 Common Shares.  As a result of the relationship between Nam-Ju Kim and NHN Games, each has the shared power to vote 4,205,635 Common Shares. Neither Woori I&S nor NHN Games has shared power to dispose the Common Shares owned by others.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Individual Reporting Persons that he or it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Following is the description of transactions in the Common Shares by the Individual Reporting Persons, other than transactions set forth above, that were effected during the past sixty days.  All such purchases were effected on the KOSDAQ market.

Date	Amount of Common Shares	Approximate Price Per Share (Won) (exclusive of commissions)
Ki-Yong Cho
4/23/08	6,000	~~W~~10,008
5/7/08	22,500	~~W~~8,927
5/23/08	22,793	~~W~~10,940

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Items 3 and 4.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Power of Attorney dated June 25, 2008 executed by Woori I&S.

2	Power of Attorney dated June 25, 2008 executed by Ki-Yong Cho.

3	Power of Attorney dated June 25, 2008 executed by Kil-Saup Song.

4	Power of Attorney dated June 25, 2008 executed by Yong-Seo Choi.

5	Power of Attorney dated June 25, 2008 executed by Hyung-Cheol Kim.
6	Power of Attorney dated June 25, 2008 executed by NHN Games.

7	Joint Filing Agreement among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Nam-Ju Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Ki-Yong Cho
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Kil-Saup Song
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Yong-Seo Choi
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Hyung-Cheol Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)
WOORI INVESTMENT SECURITY CO., LTD. /s/ YoungTae Moon
(Signature)

YoungTae Moon/ Managing Director
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)
NHN Games Co., Ltd. /s/ Byoung Gwan Kim
(Signature)

Byoung Gwan Kim / CEO
(Name/Title)

Schedule A

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF WOORI I&S

The following is a list of the directors and senior executive officers of Woori I&S, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is Woori Investment & Securities Bldg., 23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea.

Name	Present principal occupation

Jong-Soo Park	President, CEO and Director of Woori I&S

Yong-Ho Shin	Standing Auditor and Director of Woori I&S

Kyung-Dong Kim	Director of Woori I&S; Executive Managing Director, Woori Financial Group

Jung-Tak Kim	Director of Woori I&S; Professor of Journalism, Sungkyunkwan University

Yung-Joo Kang	Director of Woori I&S; managing advisor of FnGuide Inc.

Young-Bock Son	Director of Woori I&S; CEO of Korea Technology Transfer Center

Kyung-Hee Park	Director of Woori I&S; Professor of Business Administration, Ewha Womans University

Sung-Jun Kim	Director of Woori I&S; Managing Partner, Sankyong

Schedule B

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF NHN GAMES

The following is a list of the directors and senior executive officers of NHN Games, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

Name	Present principal occupation

Byoung Gwan Kim	President, CEO and Director of NHN Games

Heo Hong	Director of NHN Games; CFO of NHN Corporation

Changkeun Kim	Director of NHN Games; Chief Director of Game Strategy & Planning Division, NHN Corporation

Sir Goo Lee	Auditor of NHN Games; Chief Director of Judicial Group, NHN Corporation